

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

March 4, 2008

Via U.S. Mail

Robert P. Jornayvaz III
Chairman of the Board and Chief Executive Officer
Intrepid Potash, Inc.
700 17th Street, Suite 1700
Denver, CO 80202

      **Re: Intrepid Potash, Inc.
             Registration Statement on Form S-1
             Filed February 13, 2008
             File No. 333-148215**

Dear Mr. Jornayvaz:

      We have reviewed your amended filing and your response letter dated February 13, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 and reissue it in part. We will need time to review all omitted exhibits. You can expedite the review process by filing all such documents promptly.

2. We note your response to comment 3 and reissue this comment. You need to include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A.

3. Please monitor your requirement to provide updated financial information as required by Rule 3-12 of Regulation S-X.

4. Please provide updated consents with your next amendment.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 10

5. We note your response to our prior comment numbers 13 and 37. Please note that it appears your presentation of "Net Sales" that is exclusive of freight represents a non-GAAP measure. If true, refer to Item 10(e)(1)(ii)(D) of Regulation S-K for guidance.

Management, page 104

6. We note your response to comment 26 and reissue this comment. We note that you expect to appoint three independent directors upon the completion of the offering. Please identify each of your current directors that are independent under the applicable independence standards. Refer to Item 407(a) of Regulation S-K.

Compensation Approach for our Principal Owners, page 107

7. We note your response to comment 30 and reissue it in part. For your principal owners, please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 123

8. We note your disclosure that "The summaries of the agreements contained in this prospectus are qualified by reference to the complete text of the agreements, some of which will be filed as exhibits to the registration statement." Please confirm that you will file all agreements with related parties as exhibits to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Donahue
        J. Davis
        K. Stertzel
        W. Dean Salter (303-866-0200)